FAIRFAX FINANCIAL HOLDINGS LIMITED

Auditors’ Report
To the Shareholders of Fairfax Financial Holdings Limited
We have completed integrated audits of Fairfax Financial Holdings Limited’s December 31, 2006, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the company’s financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting, that the company did not maintain effective internal control over financial reporting as of December 31, 2006, because of the material weaknesses referred to below, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment:

1.	The company did not maintain a sufficient complement of accounting personnel to support the activities of the company and lines of communication between the company’s operations and accounting and finance personnel at head office and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. This control deficiency contributed to the other material weakness identified.

2.	The company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, and (ii) translation of foreign currency transactions and subsidiary company results.
Each of these control deficiencies could result in misstatements of the company’s financial statement accounts and disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
In our opinion, management’s assessment that the company did not maintain effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the company has not

FAIRFAX FINANCIAL HOLDINGS LIMITED

maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO.
Chartered Accountants
Toronto, Ontario
March 9, 2007
Comment by Auditors for United States Readers on Canada – United States Accounting Differences
Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.
Chartered Accountants
Toronto, Ontario
March 9, 2007

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2006 and 2005

	2006	2005
	(US$ millions)
Assets
Cash, short term investments and marketable securities	767.4	559.0
Accounts receivable and other	1,892.8	2,380.4
Recoverable from reinsurers (including recoverables on paid losses – $395.4; 2005 – $535.3)	5,506.5	7,655.7

	8,166.7	10,595.1

Portfolio investments
Subsidiary cash and short term investments (market value – $5,432.0; 2005 – $4,526.3)	5,432.0	4,526.3
Bonds (market value – $8,811.4; 2005 – $8,038.4)	8,944.0	8,127.4
Preferred stocks (market value – $19.6; 2005 – $16.6)	16.4	15.8
Common stocks (market value – $2,317.0; 2005 – $2,514.5)	2,087.3	2,083.4
Strategic investments (market value – $546.8; 2005 – $455.3)	337.9	240.6
Real estate (market value – $19.4; 2005 – $18.0)	18.0	17.2

Total (market value – $17,146.2; 2005 – $15,569.1)	16,835.6	15,010.7

Deferred premium acquisition costs	369.0	385.1
Future income taxes	771.3	1,118.8
Premises and equipment	86.0	95.7
Goodwill	239.2	228.4
Other assets	108.7	108.2

	26,576.5	27,542.0

See accompanying notes.
Signed on behalf of the Board

Director	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2006	2005
	(US$ millions)
Liabilities
Subsidiary indebtedness	68.2	63.9
Accounts payable and accrued liabilities	1,091.2	1,167.3
Securities sold but not yet purchased	783.3	700.3
Funds withheld payable to reinsurers	370.0	1,054.4

	2,312.7	2,985.9

Provision for claims	15,502.3	16,235.1
Unearned premiums	2,298.9	2,446.3
Long term debt – holding company borrowings	1,202.6	1,365.3
Long term debt – subsidiary company borrowings	913.1	869.3
Purchase consideration payable	179.2	192.1
Trust preferred securities of subsidiaries	17.9	52.4

	20,114.0	21,160.5

Non-controlling interests	1,292.9	751.4

Contingencies and commitments (note 13)
Shareholders’ Equity
Common stock	2,071.9	2,079.6
Other paid in capital	57.9	59.4
Treasury stock, at cost	(18.3)	(17.3)
Preferred stock	136.6	136.6
Retained earnings	596.6	405.6
Currency translation account	12.2	(19.7)

	2,856.9	2,644.2

	26,576.5	27,542.0

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(US$ millions except
	per share amounts)
Revenue
Gross premiums written	5,460.6	5,559.1	5,603.1

Net premiums written	4,763.7	4,694.6	4,785.7

Net premiums earned	4,850.6	4,692.5	4,804.3
Interest and dividends	746.5	466.1	375.7
Realized gains on investments	765.6	385.7	273.5
Realized gain on secondary offering	69.7	–	40.1
Claims fees	371.3	356.2	336.1

	6,803.7	5,900.5	5,829.7

Expenses
Losses on claims	3,822.4	4,370.9	3,507.5
Operating expenses	1,111.6	1,059.7	1,030.6
Commissions, net	780.7	736.0	827.3
Interest expense	210.4	200.4	176.7

	5,925.1	6,367.0	5,542.1

Earnings (loss) from operations before income taxes	878.6	(466.5)	287.6
Provision for (recovery of) income taxes	485.6	(66.3)	154.9

Net earnings (loss) before non-controlling interests	393.0	(400.2)	132.7
Non-controlling interests	(165.5)	(46.4)	(79.6)

Net earnings (loss)	227.5	(446.6)	53.1

Net earnings (loss) per share	$12.17	$(27.75)	$3.11
Net earnings (loss) per diluted share	$11.92	$(27.75)	$3.11
Cash dividends paid per share	$1.40	$1.40	$1.40
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(US$ millions)
Common stock –
Subordinate voting shares – beginning of year	2,075.8	1,783.1	1,511.3
Issuances during the year	–	299.8	299.7
Purchases during the year	(7.7)	(7.1)	(27.9)

Subordinate voting shares – end of year	2,068.1	2,075.8	1,783.1

Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	2,071.9	2,079.6	1,786.9

Other paid in capital – beginning of year	59.4	59.4	62.7
Purchases of convertible senior debenture	(1.5)	–	(3.3)

Other paid in capital – end of year	57.9	59.4	59.4

Treasury shares (at cost) – beginning of year	(17.3)	(17.4)	(18.7)
Purchases during the year	(2.1)	(1.2)	(7.8)
Reissuances during the year	1.1	1.3	9.1

Treasury shares (at cost) – end of year	(18.3)	(17.3)	(17.4)

Preferred stock –
Series A – beginning of year	51.2	51.2	136.6
Conversion to Series B preferred shares	–	–	(85.4)

Series A – end of year	51.2	51.2	51.2

Series B – beginning of year	85.4	85.4	–
Conversion from Series A preferred shares	–	–	85.4

Series B – end of year	85.4	85.4	85.4

Preferred stock	136.6	136.6	136.6

Retained earnings – beginning of year	405.6	862.3	865.0
Net earnings (loss) for the year	227.5	(446.6)	53.1
Excess over stated value of shares purchased for cancellation	–	(0.3)	(3.6)
Common share dividends	(25.1)	–	(42.1)
Preferred share dividends	(11.4)	(9.8)	(10.1)

Retained earnings – end of year	596.6	405.6	862.3

Currency translation account – beginning of year	(19.7)	(26.1)	(96.8)
Foreign exchange impact from foreign currency denominated net assets	31.9	6.4	70.7

Currency translation account – end of year	12.2	(19.7)	(26.1)

Total shareholders’ equity	2,856.9	2,644.2	2,801.7

	2006	2005	2004
	(US$ millions)
Number of shares outstanding Common stock –
Subordinate voting shares – beginning of year	17,056,856	15,260,625	13,085,210
Issuances during the year	–	1,843,318	2,406,741
Purchases during the year	(67,800)	(49,800)	(215,200)
Net treasury shares reissued (acquired)	(7,086)	2,713	(16,126)

Subordinate voting shares – end of year	16,981,970	17,056,856	15,260,625
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	17,730,740	17,805,626	16,009,395

Preferred stock –
Series A – beginning of year	3,000,000	3,000,000	8,000,000
Conversion to Series B preferred shares	–	–	(5,000,000)

Series A – end of year	3,000,000	3,000,000	3,000,000

Series B – beginning of year	5,000,000	5,000,000	–
Conversion from Series A preferred shares	–	–	5,000,000

Series B – end of year	5,000,000	5,000,000	5,000,000

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(US$ millions)
Operating activities
Earnings (loss) before non-controlling interests	393.0	(400.2)	132.7
Amortization	24.9	26.2	40.7
Bond discount amortization	(67.9)	(28.2)	(15.7)
Equity (earnings) losses on strategic investments	(16.0)	39.0	9.6
Future income taxes	375.2	(151.8)	77.5
Loss on significant commutations	412.6	103.1	–
Gains on investments	(835.3)	(385.7)	(313.6)

	286.5	(797.6)	(68.8)
Changes in:
Provision for claims	(741.2)	974.9	311.6
Unearned premiums	(150.5)	28.9	(127.0)
Accounts receivable and other	555.6	4.7	(36.9)
Recoverable from reinsurers	1,154.2	437.1	301.7
Funds withheld payable to reinsurers	(97.5)	18.6	(76.5)
Accounts payable and accrued liabilities	(102.0)	(58.8)	(287.5)
Other	(22.1)	4.0	85.3

Cash provided by operating activities	883.0	611.8	101.9

Investing activities
Investments – purchases	(3,971.3)	(6,198.2)	(6,883.2)
– sales	3,866.7	5,503.7	4,610.9
Sale (purchase) of marketable securities	51.3	(263.4)	1.4
Sale of Zenith National shares	193.8	218.5	127.6
Purchase of Advent shares	(28.7)	(34.1)	–
Purchase of ICICI Lombard shares	(27.4)	–	–
Purchase of premises and equipment	(13.2)	(20.5)	(37.0)
Purchase of subsidiaries, net of cash	–	(52.0)	(33.7)
Net proceeds on secondary offering	337.6	–	104.8
Disposition of Cunningham Lindsey TPA business	–	–	(22.2)

Cash provided by (used in) investing activities	408.8	(846.0)	(2,131.4)

Financing activities
Subordinate voting shares issued	–	299.8	299.7
Subordinate voting shares repurchased	(7.7)	(7.4)	(31.5)
Purchase of treasury shares	(2.1)	(1.2)	(7.8)
Trust preferred securities of subsidiary repurchased	(29.2)	–	(27.4)
Non-controlling interests	–	112.4	–
Long term debt – repayment
Holding company	(115.7)	(50.7)	(240.2)
Subsidiary company	(59.3)	(34.2)	–
Long term debt – issuances
Holding company	–	–	308.6
Subsidiary company	140.0	125.0	–
Purchase consideration payable	(14.5)	(3.1)	(5.4)
Subsidiary indebtedness	4.3	(25.3)	71.5
Common share dividends	(25.1)	(22.5)	(19.5)
Preferred share dividends	(11.4)	(9.8)	(10.1)

Cash provided by (used in) financing activities	(120.7)	383.0	337.9

Foreign currency translation	2.3	11.9	17.0

Increase (decrease) in cash resources	1,173.4	160.7	(1,674.6)
Cash resources – beginning of year	4,590.4	4,429.7	6,104.3

Cash resources – end of year	5,763.8	4,590.4	4,429.7

See accompanying notes.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $208.4 ($216.4 at December 31, 2005; $169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements
for the years ended December 31, 2006, 2005 and 2004
(in US$ millions except per share amounts and as otherwise indicated)

1.	Business Operations
The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

2.	Summary of Significant Accounting Policies
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other-than-temporary declines in the value of investments (note 4), goodwill, the provision for claims (note 5), the allowance for unrecoverable reinsurance (note 7) and the carrying value of future tax assets (note 11). Actual results could differ from those estimates.
Principles of consolidation
The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2006:

Canadian Insurance

Northbridge Financial Corporation
  (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (C&F)

Asian Insurance

Fairfax Asia consists of:
Falcon Insurance Company Limited
First Capital Insurance Limited
ICICI Lombard General Insurance
  Company Limited
  (26.0% interest) (ICICI Lombard)

Other

Hamblin Watsa Investment Counsel Ltd.
(Hamblin Watsa) (investment management)
Cunningham Lindsey Group Inc.
(Cunningham Lindsey) (insurance
claims management)	Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff and Other

U.S. runoff consists of:
TIG Insurance Company (TIG)
Fairmont Specialty Group (Fairmont)
European runoff consists of:
nSpire Re Limited (nSpire Re)
  (excluding Group Re)
RiverStone Insurance (UK) Limited
  (RiverStone (UK))
RiverStone Managing Agency
Syndicate 3500

Group Re underwrites business in:
CRC (Bermuda) Reinsurance Limited
  (CRC (Bermuda))
Wentworth Insurance Company Ltd.
  (Wentworth)
nSpire Re
All subsidiaries are wholly-owned except for OdysseyRe with a 59.6% interest (2005 – 80.1%; 2004 – 80.8%), Northbridge with a 59.2% interest (2005 and 2004 – 59.2%) and Cunningham Lindsey with an 81.0% interest (2005 – 81.0%; 2004 – 75.0%). Strategic investments, which are accounted for on the equity basis, include the company’s investments in Hub International Limited (“Hub”) with a 26.1% interest (2005 – 25.9%; 2004 – 26.1%), Advent Capital (Holdings) PLC (“Advent”) with a 44.5% interest (2005 and 2004 – 46.8%), and ICICI Lombard

FAIRFAX FINANCIAL HOLDINGS LIMITED

with a 26.0% (2005 and 2004 – 26.0%). During 2006, the company sold its 10.3% (2005 – 14.1% sold; 2004 – 17.6% sold) interest in Zenith National Insurance Corp. (“Zenith National”) which previously was included in strategic investments on the cost basis.
Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.
Premiums
Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies after deductions for premiums to reinsurers.
Deferred premium acquisition costs
Certain costs of acquiring insurance premiums, consisting of brokers’ commissions and premium taxes are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.
Investments
Investment transactions are recorded on their trade date with balances pending settlement reflected in the balance sheet in accounts receivable and other or accounts payable and accrued liabilities.
Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments.
Securities sold but not yet purchased
Securities sold but not yet purchased represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in realized gains (losses) on investments.
Derivative financial instruments
The company uses derivatives to mitigate financial risks arising principally from its investment holdings and receivables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet and changes in fair value are recorded in realized gains on investments in the consolidated statement of earnings. All derivatives are monitored by the company for effectiveness in achieving their risk management objectives. During 2006, 2005 and 2004, the company did not designate any derivatives as accounting hedges.
Provision for claims
Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies
The operations of the company’s subsidiaries (principally in Canada, the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of the non U.S. dollar denominated subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity.
Goodwill
The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. Management has compared the carrying value of goodwill balances as at December 31, 2006 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation and more specifically the ability of Cunningham Lindsey’s U.K. operations to meet their profit and cash flow forecasts for 2007 and future years.
Negative goodwill arising on acquisitions during the year is recognized in the consolidated statement of earnings as an extraordinary item.
Reinsurance
Third party reinsurance balances are reflected on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.
In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.
Income taxes
Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled. A valuation allowance is recorded if it is more likely than not all, or some portion of, the benefits related to defined tax asset will not be realized.
Pensions
Accrued benefit obligations for pensions and other post retirement benefits are actuarially determined using the projected benefit method prorated on service and incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of the employees and other actuarial factors.
Expected return on plan assets is calculated based on the fair value of those assets.
Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net

FAIRFAX FINANCIAL HOLDINGS LIMITED

accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.
Past service costs arising from plan amendments are deferred and amortized on a straight line basis over the average remaining service period of employees active at the date of amendment.
Restatements
The company has completed two restatements of its financial statements (the Restatements). In connection with the first restatement included in the Restated Audited Consolidated Financial Statements for the year ended December 31, 2005 filed on September 1, 2006, the company restated its consolidated financial statements for the years ended December 31, 2001 through 2005, the quarters ended March 31, 2006 and the quarters ended March 31, June 30 and September 30, 2005. In the second restatement included in the Restated Audited Consolidated Financial Statements filed on November 10, 2006, the company restated its US GAAP reconciliation for the year ended December 31, 2005 and the quarters ended March 31, 2006 and June 30, 2006 and September 30, 2005. These consolidated financial statements reflect the Restatements.
Future accounting changes
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income which the company will adopt effective January 1, 2007.
Financial Instruments – Recognition and Measurement. Certain of the company’s financial assets and liabilities will be carried at fair value in its consolidated balance sheet including portfolio investments which are quoted in an active market but excluding investments accounted for using the equity method. Receivables and non-trading financial liabilities, will be carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading will be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets which are held as available for sale will be recorded in other comprehensive income until realized or until an other-than-temporary decline in the value of the investment occurs, at which time the gain or loss will be recorded in the consolidated statement of earnings. When unrealized losses on investments are determined to be other-than-temporary, the financial asset will be written down to market value with the change recorded as realized losses on investments in the consolidated statement of earnings. All derivatives, including instruments with embedded derivatives which the company has designated as held for trading under a fair value option will be recorded at fair value in the consolidated balance sheet with changes in fair value recorded in the consolidated statement of earnings.
Hedges – For fair value hedges, the change in fair value of the hedging derivative will be offset in the consolidated statement of earnings against the change in the fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative will also be recorded in the consolidated statement of earnings. Any hedge ineffectiveness will be recorded in the consolidated statement of earnings.
Comprehensive Income – Unrealized gains and losses on financial assets which are classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments will be recorded in a statement of other comprehensive income and will be included in accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income will form part of shareholders’ equity.

As at January 1, 2007 the company will recognize all of its financial assets and liabilities in the consolidated balance sheet according to their classification. The estimated impact of remeasuring financial assets classified as available for sale at fair value will be to increase portfolio investments and marketable securities by approximately $56.2, decrease future income taxes by $12.9 and increase the opening accumulated other comprehensive income balance on an after-tax basis by approximately $43.3. The estimated impact of remeasuring financial assets and liabilities classified as held for trading under the fair value option will be to increase portfolio investments by $60.2, decrease future income taxes by $20.8, increase non-controlling interests by $8.4 and increase opening retained earnings by $31.0. The company, upon adoption of the new accounting requirements for transaction costs, will reclassify $28.2 of unamortized debt issuance costs, currently classified as other assets as a reduction of long term debt.

3.	Cash, Short Term Investments and Marketable Securities
Cash, short term investments and marketable securities are as follows:

	2006	2005
Cash and short term investments	540.2	280.5
Marketable securities	227.2	278.5

	767.4	559.0

Marketable securities include corporate bonds and equities, with a fair value of $243.4 (2005 – $284.5).

FAIRFAX FINANCIAL HOLDINGS LIMITED

4.	Portfolio investments
Portfolio investments are comprised as follows, with the estimated fair values of debt securities and preferred and common stocks based on quoted market values.

	2006				2005
		Gross	Gross			Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated	Carrying	Unrealized	Unrealized	Estimated
	Value	Gains	Losses	Fair Value	Value	Gains	Losses	Fair Value
Subsidiary cash and short term investments	4,602.7	–	–	4,602.7	3,788.9	–	–	3,788.9
Subsidiary cash and short term investments pledged for securities sold but not yet purchased	829.3	–	–	829.3	737.4	–	–	737.4
Bonds
Canadian – government	1,597.3	70.6	(9.6)	1,658.3	1,345.1	87.2	(2.2)	1,430.1
– government bonds pledged for securities sold but not yet purchased	58.7	–	–	58.7	84.7	4.7	–	89.4
– corporate	124.3	3.4	(0.2)	127.5	185.4	33.0	–	218.4
U.S. – government	5,777.0	6.2	(299.0)	5,484.2	4,574.4	4.9	(143.6)	4,435.7
– government bonds pledged for securities sold but not yet purchased	135.7	–	(5.6)	130.1	184.0	–	(1.5)	182.5
– corporate	907.1	82.9	(5.8)	984.2	1,400.4	27.5	(100.8)	1,327.1
Other – government	312.1	24.2	(0.6)	335.7	316.8	9.0	(6.3)	319.5
– corporate	31.8	0.9	–	32.7	36.6	0.5	(1.4)	35.7
Preferred stocks
Canadian	10.8	0.5	–	11.3	15.8	0.8	–	16.6
U.S.	0.1	–	–	0.1	–	–	–	–
Other	5.5	2.7	–	8.2	–	–	–	–
Common stocks
Canadian	496.2	112.8	(13.9)	595.1	273.9	95.7	(5.4)	364.2
U.S.	1,106.5	70.5	(9.8)	1,167.2	854.1	47.3	(43.2)	858.2
Other	484.6	70.1	–	554.7	955.4	351.5	(14.8)	1,292.1
Strategic investments	337.9	208.9	–	546.8	240.6	214.7	–	455.3
Real estate	18.0	1.4	–	19.4	17.2	0.8	–	18.0

	16,835.6	655.1	(344.5)	17,146.2	15,010.7	877.6	(319.2)	15,569.1

The number of continuous months in which securities have been in unrealized loss positions as at December 31, 2006 and 2005 is as follows:
December 31, 2006

	Less than 12 Months			Greater than 12 Months			Total

	Estimated	Gross	Number	Estimated	Gross	Number	Estimated	Gross	Number
	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized	of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities
Bonds
Canadian – government	1,053.1	(9.6)	5	–	–	–	1,053.1	(9.6)	5
– corporate	5.2	(0.2)	1	–	–	–	5.2	(0.2)	1
U.S. – government	1,963.4	(28.9)	21	3,545.6	(275.7)	33	5,509.0	(304.6)	54
– corporate	148.4	(1.2)	12	50.7	(4.6)	18	199.1	(5.8)	30
Other – government	39.6	(0.6)	7	–	–	–	39.6	(0.6)	7
Common stocks
Canadian	180.8	(13.9)	4	–	–	–	180.8	(13.9)	4
U.S.	569.8	(9.8)	5	–	–	–	569.8	(9.8)	5

Total	3,960.3	(64.2)	55	3,596.3	(280.3)	51	7,556.6	(344.5)	106

December 31, 2005

	Less than 12 Months			Greater than 12 Months			Total

	Estimated	Gross	Number	Estimated	Gross	Number	Estimated	Gross	Number
	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized	of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities
Bonds
Canadian – government	420.2	(2.2)	2	–	–	–	420.2	(2.2)	2
U.S. – government	4,107.9	(144.4)	36	15.8	(0.7)	5	4,123.7	(145.1)	41
– corporate	328.5	(50.1)	47	630.3	(50.7)	18	958.8	(100.8)	65
Other – government	193.6	(6.3)	7	–	–	–	193.6	(6.3)	7
– corporate	12.0	(1.4)	2	–	–	–	12.0	(1.4)	2
Common stocks
Canadian	78.0	(5.4)	5	–	–	–	78.0	(5.4)	5
U.S.	439.6	(43.2)	8	–	–	–	439.6	(43.2)	8
Other	171.4	(14.3)	8	2.8	(0.5)	4	174.2	(14.8)	12

Total	5,751.2	(267.3)	115	648.9	(51.9)	27	6,400.1	(319.2)	142

Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2006. Debt securities whose carrying value exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis. The company makes investments in certain high yield debt securities for which the market value of the investments may be below the carrying value to the company. The company writes down the carrying value of these investments to reflect other than temporary declines in value. The carrying values may be written down to the company’s assessment of the underlying fair value of the investments when the company does not view the current quoted market value as being reflective of the underlying value of the investments. At December 31, 2006, the company had total bonds rated less than investment grade with an aggregate carrying value of $262.6 (2005 – $674.7), aggregate quoted market value of $297.4 (2005 – $644.5), gross unrealized gains of $39.6 (2005 – $43.1) and gross unrealized losses of $(4.8) (2005 – $73.2).
At December 31, 2006, as protection against a decline in equity markets, the company had short positions in Standard & Poor’s Depository Receipts (“SPDRs”) and U.S. listed common stocks of $500.0 and $99.6, respectively (2005 – $500.0 and $60.3, respectively) and equity index swaps with a total notional amount of $681.4 (2005 – $550.0). The company has purchased near dated call options to limit the potential loss on the SPDR short positions and the equity index swaps to $131.1 and $31.6, respectively, at December 31, 2006 (2005 – $112.1 and $110.0, respectively) and as general protection against the short position in common stocks. The fair value of the SPDRs and the equity index swaps is included in securities sold but not yet purchased and the fair value of the call options is included in common stocks on the consolidated balance sheets. At December 31, 2006, common stocks and strategic investments in the company’s portfolio aggregated $2,425.2 with a market value of $2,863.8.
Assets have been pledged as collateral for the obligations to purchase securities sold short and equity index swaps equal to their fair value of $1,018.1 (2005 –$1,009.3) as listed in the table above.
The company also has purchased credit default swaps and bond warrants which are carried at fair value of $93.7 (2005 – $142.2) and are classified as bonds in the table above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings as follows:

	2006	2005	2004
SPDRs, common stocks and related options	(66.9)	(20.7)	(36.9)
Swaps and related options	69.9	(25.8)	(38.2)
Credit default swaps	(76.4)	(101.6)	(13.7)
Bond warrants and other	(3.5)	(10.6)	25.5

Gains (losses)	(76.9)	(158.7)	(63.3)

In addition to the amounts disclosed in note 13, the company’s subsidiaries have pledged cash and investments of $2.2 billion inclusive of trust funds and regulatory deposits as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
Liquidity and Interest Rate Risk

	Within 1	1 to 5	6 to 10	Over 10	2006
	Year	Years	Years	Years	Total
Maturity profile as at December 31, 2006:
Bonds (market value)	26.4	2,088.3	1,753.5	4,943.2	8,811.4
Bonds (carrying value)	26.8	2,119.7	1,779.9	5,017.6	8,944.0
Effective interest rate					4.8%

	Within 1	1 to 5	6 to 10	Over 10	2005
	Year	Years	Years	Years	Total
Maturity profile as at December 31, 2005:
Bonds (market value)	321.5	683.3	1,197.7	5,835.9	8,038.4
Bonds (carrying value)	325.1	674.6	1,154.1	5,973.6	8,127.4
Effective interest rate					5.0%
Bonds are classified at the earliest of the available maturity dates.

Investment Income

	2006	2005	2004
Interest and dividends:
Cash and short term investments	268.6	118.5	55.2
Bonds	356.4	313.3	241.0
Preferred stocks	0.7	3.7	3.7
Common stocks	149.9	52.1	90.4

	775.6	487.6	390.3
Expenses	(29.1)	(21.5)	(14.6)

	746.5	466.1	375.7

Realized gains on investments:
Bonds – gain	216.3	323.5	147.1
– (loss)	(7.3)	(27.7)	(11.2)
Preferred stocks – gain	1.6	–	–
– (loss)	–	–	(0.1)
Common stocks – gain	799.4	274.4	263.1
– (loss)	(4.3)	(20.0)	(7.0)
Derivatives – gain	11.6	66.6	–
– (loss)	(185.7)	(15.7)	(6.4)
Mark to market on derivative instruments	(76.9)	(158.7)	(63.3)
Repurchase of debt	(15.7)	0.5	(27.0)
Secondary offerings (2006 – OdysseyRe, 2004 – Northbridge)	69.7	–	40.1
Other	64.4	(8.7)	9.9
Provision for losses and writedowns	(37.8)	(48.5)	(31.6)

	835.3	385.7	313.6

Net investment income	1,581.8	851.8	689.3

Equity earnings (losses) for Hub, Advent and ICICI Lombard of $12.5, $6.1 and ($2.6) respectively, for the year ended December 31, 2006 (2005 – $3.7, $(45.1) and $2.4, respectively; 2004 – $5.5, $4.1 and nil, respectively) are included in interest and dividends – common stocks. Included in realized gains on investments – other are a dilution loss of $8.1 and a dilution gain of $15.8 related to changes in the company’s proportional ownership of OdysseyRe and Hub, respectively.

5.	Provision for Claims
The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in claim liabilities recorded on the consolidated balance sheets as at December 31, 2006, 2005 and 2004 and their impact on unpaid claims and allocated loss adjustment expenses for these two years are as shown in the following table:

	2006	2005	2004
Unpaid claim liabilities – beginning of year – net	9,362.2	7,821.5	7,161.2
Foreign exchange effect of change in claim liabilities	78.2	16.8	168.4
Increase in estimated losses and expenses for losses occurring in prior years	285.1	558.3	265.2
Incurred loss occurring due to Swiss Re commutation	412.6	–	(3.9)
Provision for losses and expenses on claims occurring in the current year	3,126.9	3,784.5	3,224.7
Paid on claims occurring during:
the current year	(748.4)	(854.4)	(703.2)
prior years	(2,445.4)	(2,002.7)	(2,384.2)
Proceeds from the Swiss Re commutation	587.4	–	–
Unpaid claims liabilities of acquired companies at December 31	–	38.2	93.3

Unpaid claim liabilities – end of year – net	10,658.6	9,362.2	7,821.5
Unpaid claims liabilities at December 31, of Federated Life	–	–	26.2

Unpaid claims liabilities – end of year – net	10,658.6	9,362.2	7,847.7
Reinsurance gross-up	4,843.7	6,872.9	7,318.3

Unpaid claim liabilities – end of year – gross	15,502.3	16,235.1	15,166.0

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the U.S. dollar in relation to primarily the Canadian dollar and European currencies. The commutation of the $1 billion Swiss Re corporate insurance cover resulted in an incurred loss of $412.6 and net proceeds of $587.4.
The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for workers’ compensation liabilities that are considered fixed and determinable, and discounts such reserves using interest rates of 3.5% to 5.0% and standard mortality assumptions. Otherwise, the company presents its claims on an undiscounted basis.

6.	Significant Commutations
On July 27, 2006, Fairfax exercised its right to commute the Swiss Re corporate insurance cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re corporate insurance cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate insurance cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate insurance cover were paid to nSpire Re. nSpire Re has deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility. The accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.

TIG’s commutation with Chubb Re in 2005 resulted in a $103.1 pre-tax charge to earnings. Net reserves were increased by the amount of reserves which were formerly reinsured and TIG’s cash increased by the $197.0 cash it received on the commutation.

7.	Reinsurance
The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 for OdysseyRe, $5.0 (excluding workers’ compensation) for Crum & Forster and $3.8 for Northbridge. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholders.
The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.
The company makes specific provisions against reinsurance recoverables from companies considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The allocation of the allowance for loss is as follows:

	2006	2005
Specific	340.0	377.6
General	92.3	54.9

Total	432.3	432.5

To support gross reinsurance balances (excluding pools and associations), Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,667.4 as follows:

•	for reinsurers rated A- or better, Fairfax has security of $1,284.9 against outstanding reinsurance recoverable of $4,604.4;

•	for reinsurers rated B++ or lower, Fairfax has security of $31.6 against outstanding reinsurance recoverable of $263.0; and

•	for unrated reinsurers, Fairfax has security of $350.9 against outstanding reinsurance recoverable of $945.2.
The company has an aggregate provision for uncollectible reinsurance of $423.2 relating to the exposure of reinsurers rated B++ or lower or which are unrated, leaving a net exposure after the consideration of security held of $402.5 (as compared to $619.4 in 2005).
During the year, the company ceded premiums earned of $747.2 (2005 – $860.1; 2004 – $862.7) and claims incurred of ($98.0), including ($412.6) from the Swiss Re commutation (2005 – $1,522.9; 2004 – $1,166.9). For the last three years, Fairfax had reinsurance bad debts of $46.5 for 2006, $51.1 for 2005 and $62.8 for 2004.

FAIRFAX FINANCIAL HOLDINGS LIMITED

8.	Long Term Debt
The long term debt at December 31 consists of the following balances:

	2006	2005
Fairfax unsecured senior notes at 7.375% due March 15, 2006(1)(2)	–	60.6
Fairfax €45.7 secured debt at 2.5% due February 27, 2007 (effectively a €33.6 debt at 8%)(5)	60.4	51.3
Fairfax unsecured senior notes at 6.875% due April 15, 2008(2)(3)	62.1	62.1
Fairfax unsecured senior notes at 7.75% due April 15, 2012(1)	464.2	466.4
Fairfax unsecured senior notes at 8.25% due October 1, 2015(3)	100.0	100.0
Fairfax unsecured senior notes at 7.375% due April 15, 2018(2)(3)(4)	184.2	184.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(1)(3)	91.8	97.6
Fairfax unsecured senior notes at 7.75% due July 15, 2037 (2)(3)	91.3	91.3
Fairfax 5% convertible senior debentures due July 15, 2023(1)(6)	135.4	137.4
Fairfax Inc. 3.15% exchangeable debenture due November 19, 2009(7)	–	101.0
Other debt – 6.15% secured loan due January 28, 2009	13.2	13.4

Long term debt – holding company borrowings	1,202.6	1,365.3

OdysseyRe unsecured senior non-callable notes at 7.49% due November 30, 2006(1)	–	40.0
OdysseyRe unsecured senior notes at 6.875% due May 1, 2015(2)(8)	125.0	125.0
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(1)(2)(9)	23.5	79.5
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(8)	225.0	225.0
OdysseyRe unsecured senior notes, Series A, floating rate due March 15, 2021(1)	50.0	–
OdysseyRe unsecured senior notes, Series B, floating rate due March 15, 2016(1)	50.0	–
OdysseyRe unsecured senior notes, Series C, floating rate due December 15, 2021(1)	40.0	–
Crum & Forster unsecured senior notes at 10.375% due June 15, 2013(11)	300.0	300.0
Cunningham Lindsey unsecured Series B debentures of Cdn$125 at 7.0% due June 16, 2008	107.4	107.0
Other long term debt of Cunningham Lindsey	0.3	0.3

	921.2	876.8

Less: Cunningham Lindsey debentures held by Fairfax	(8.1)	(7.5)

Long term debt – subsidiary company borrowings	913.1	869.3

	2,115.7	2,234.6

(1)	During 2006, the company or one its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $2.2 of its notes due in 2012 and $5.8 of its notes due in 2026 for cash consideration of $7.4 and repaid the outstanding $60.6 of its 7.375% notes which matured on March 15, 2006.
(b)	The company purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital respectively.
(c)	The principal amount of $39.1 of OdysseyRe’s 4.375% senior debentures due 2022 was converted by the senior debenture holders into common stock of OdysseyRe. OdysseyRe also repurchased $16.9 principal amount of its 4.375% senior debentures due 2022 for cash payments aggregating $19.3. Refer also to (9) within this note.
(d)	OdysseyRe issued $100.0 of senior unsecured notes on February 22, 2006. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009, respectively at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%. OdysseyRe issued $40.0 of senior unsecured notes on November 28, 2006. The Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.
(e)	OdysseyRe repaid the outstanding $40.0 of its 7.49% notes which matured on November 30, 2006.

(2)	During 2005, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $7.0 of its notes due in 2006, $0.6 of its notes due in 2008, $6.0 of its notes due in 2018 and $14.2 of its notes due in 2037 and repaid the $27.3 of TIG senior notes which matured for cash payments of $50.7.
(b)	OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.
(c)	OdysseyRe repurchased $30.4 principal amount of its 4.375% convertible senior debentures due 2022 for cash payments of $34.2.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2006 is $39.3 (2005 – $44.6).
(4)	During 1998, the company swapped $125.0 of its debt due 2018 for Japanese yen denominated debt of the same maturity. The company pays fixed interest at 3.93% on ¥16.5 billion and receives a fixed rate interest at 9.2% on a notional amount of $125.0. Inception to date, this instrument has yielded income of $4.9 (2005 – $5.3), all of which has been settled except for $1.0 (2005 – $0.4) which is due from the counter party at year end.
(5)	Letters of credit pledged as security. Repaid subsequent to year end on February 7, 2007.
(6)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. These convertible debentures are recorded as components of debt and equity. The amount currently recorded as long term debt will accrete to the $188.5 face value of the debt over the remaining term to maturity ending in 2023.
(7)	During 2004, the company, through one if its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which were collectively exchangeable at the option of the holders into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures). In June and August 2006, the company repurchased $32.9 of these exchangeable debentures for cash consideration of $43.4 and in November 2006, the holder of $68.1 principal amount of debentures exercised its right to receive 2.9 million OdysseyRe common shares which extinguished the remaining indebtedness under the exchangeable debentures.
(8)	Redeemable at OdysseyRe’s option at any time.
(9)	Redeemable at OdysseyRe’s option since June 2005. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2007, 2009, 2012 and 2017. The debentures are convertible at

FAIRFAX FINANCIAL HOLDINGS LIMITED

the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt ($21.28 per share). OdysseyRe is permitted to satisfy the obligation in stock or cash, or a combination thereof. The conversion circumstances have been satisfied and the notes are currently convertible.
(10)	In September 2005, OdysseyRe entered into a three-year $150.0 credit facility with a syndicate of lenders, of which $55 was used by issuing letters of credit. During 2006, Northbridge entered into a revolving demand credit facility with a Canadian chartered bank for up to Cdn$40.0. Subsidiaries of Cunningham Lindsey have demand lines of credit in the United Kingdom and Europe of £6.5 and €5.7, respectively of which $5.7 was drawn at year-end.
(11)	The notes are redeemable by Crum & Forster at any time on or after June 15, 2008 at specified redemption prices.
Interest expense on long term debt amounted to $203.4 (2005 – $191.8; 2004 – $170.5). Interest expense on Cunningham Lindsey’s total indebtedness amounted to $7.0 (2005 – $8.6; 2004 – $6.2).
Principal repayments are due as follows:

2007	60.4
2008	161.7
2009	13.2
2010	–
2011	–
Thereafter	1,880.4

9.	Trust Preferred Securities of Subsidiaries and Purchase Consideration Payable
TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027. During 2006, the company acquired $34.5 (2005 – nil; 2004 – $27.4) of these trust preferred securities for cash payments of $29.2 (2005 – nil; 2004 – $27.4), with $17.9 and $52.4 outstanding at December 31, 2006 and 2005, respectively.
On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable for the payments described above and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. On December 16, 2002, TIG merged with IIC. In addition to normal course repayments, during the year, the company repaid an additional $9.1 of its purchase consideration payable for cash payments of $10.7.

10.	Shareholders’ Equity
Capital Stock
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital
Issued capital includes both multiple and subordinate voting shares, Series A preferred shares and Series B preferred shares.
Series A preferred shares are floating (previously fixed/floating) rate cumulative redeemable (at the company’s option) preferred shares with an annual dividend rate based on the prime rate, but in any event not less than 5% per annum and with stated capital of Cdn$25 per share.
Series B preferred shares are fixed rate cumulative redeemable (at the company’s option) preferred shares with a dividend rate of 6.5% per annum until November 30, 2009 and thereafter at an annual rate based upon the yield of five year Government of Canada bonds, and stated capital of Cdn$25 per share.
Treasury shares
The company acquires its own subordinate voting shares on the open market to be used in its various senior share plans which are discussed more fully in note 13.
Capital transactions

(a)	Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2006 the company purchased and cancelled 67,800 (2005 – 49,800; 2004 – 215,200) subordinate voting shares for an aggregate cost of $7.7 (2005 – $7.4; 2004 – $31.5), of which $nil (2005 – $0.3; 2004 – $3.6) was charged to retained earnings.

(b)	On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.

(c)	On December 16, 2004, the company issued 2,406,741 subordinate voting shares at $124.65 per share for net proceeds after issue costs (net of tax) of $299.7.

(d)	During 2004, certain holders of the preferred shares elected to convert 5,000,000 of Series A preferred shares into Series B preferred shares on a one-for-one basis. At November 30, 2009 and every five years thereafter, the holders of the preferred shares – both Series A and B – have the right to convert to the other Series.

11.	Income Taxes
The company’s provision for (recovery of) income taxes is as follows:

	2006	2005	2004
Current	110.4	85.5	77.4
Future	375.2	(151.8)	77.5

	485.6	(66.3)	154.9

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at rates other than the statutory rate. A reconciliation of

FAIRFAX FINANCIAL HOLDINGS LIMITED

income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2006	2005	2004
Provision for (recovery of) income taxes at the statutory income tax rate	317.3	(168.5)	104.7
Non-taxable investment income	(8.0)	(20.2)	(19.7)
Non-taxable portion of OdysseyRe sale	(22.7)	–	–
Tax rate differential on losses incurred (income earned) outside Canada	98.3	74.9	25.8
Foreign exchange	(0.9)	0.6	20.1
Change in tax rate for future income taxes	13.4	–	–
(Recovery) relating to prior years reassessment	(42.2)	–	–
Unrecorded tax benefit of losses and movement in valuation allowance	91.2	47.6	16.4
Other including permanent differences	39.2	(0.7)	7.6

Provision for (recovery of) income taxes	485.6	(66.3)	154.9

Future income taxes of the company are as follows:

	2006	2005
Operating and capital losses	338.9	624.8
Claims discount	292.3	298.7
Unearned premium reserve	85.4	88.3
Deferred premium acquisition cost	(76.6)	(88.4)
Allowance for doubtful accounts	21.5	22.0
Investments and other	109.8	173.4

Future income taxes	771.3	1,118.8

The company has net loss carryforwards in the U.S. of approximately $118.7, all of which expire after 2018, in Canada of approximately $232.5 expiring from 2007 to 2015, in Ireland of $657.8 with no expiry date and in the U.K. of $329.0 with no expiry date.
Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2006, management has recorded a valuation allowance against operating and capital losses of $231.9 (2005 – $120.3), of which $42.7 relates to losses of Cunningham Lindsey and $189.2 relates to losses incurred primarily in the U.K. and Ireland. Management expects that recorded future income taxes will be realized in the normal course of operations. There are no valuation allowances related to the Canadian and U.S. operating companies.
12.    Statutory Requirements
The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s share of dividends paid in 2006 by the subsidiaries which are eliminated on consolidation was $142.8 (2005 – $121.7). The company’s ability to receive funds from OdysseyRe and Northbridge is limited, as these are public companies with independent boards of directors who control dividend policies. At December 31, 2006, the company has access to $138.4 of dividend capacity at Crum & Forster.

13.    Contingencies and Commitments
SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The

FAIRFAX FINANCIAL HOLDINGS LIMITED

financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuits

(a)	During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. The court has scheduled the next conference for April 5, 2007, and pursuant to the scheduling stipulations, the defendants will file their answers or motions to dismiss the Amended Consolidated Complaint on or before May 10, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)	On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.

Other
Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.
In January 2006, Odyssey America received assets with a par value of $48.6 (£38.0) representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of £38.0 in new funds at Lloyd’s. In September 2006, Odyssey America received assets with a par value of $10.7 (£7.5) representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of such amount in new funds at Lloyd’s. Following these returns of assets, and as of December 31, 2006, Odyssey America continues to have a par value of $102.7 (£52.5) pledged to Lloyd’s in support of Advent and will continue to receive a fee for pledging these assets. The fair value of the pledged assets as of December 31, 2006 is $128.2 ( £65.5). The company believes that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business.
Included within subsidiary indebtedness is $62.5 (Cdn$72.8) (2005 – $62.3 (Cdn$72.8)) owed by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility maturing March 31, 2008. Fairfax has a letter of support to Cunningham Lindsey with respect to the repayment of this credit facility.
The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $8.5 (2005 – $9.5) for which 196,586 (2005 – 214,186) subordinate voting shares of the company with a year-end market value of $39.1 (2005 – $30.8) have been pledged as security by the borrowers.
The company also has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2006, 257,942 (2005 – 245,858) subordinate voting shares had been purchased for the plans at a cost of $56.4 (2005 – $54.1). Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $5.9 (2005 – $6.7; 2004 – $10.5).
14.    Pensions
The company’s subsidiaries have various pension and post retirement benefit plans for their employees. These plans are a combination of defined benefit plans which use various measurement dates between September 30, 2006 and December 31, 2006 and defined contribution plans. The investment policy for the defined benefit pension plans is to invest in highly rated, lower risk securities that preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2006 and 2005 are invested principally in highly rated fixed income securities. The long term rate of return assumption is based on the fixed income securities portfolio. The actual return on assets has historically been in line with the company’s assumptions of expected returns. The following tables set forth the funded status of the company’s benefit plans along with

FAIRFAX FINANCIAL HOLDINGS LIMITED

amounts recognized in the company’s consolidated financial statements for both pension plans and post retirement benefit plans as of December 31, 2006 and 2005.

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Accrued benefit obligation:
Balance – beginning of year	529.1	446.1	67.1	64.9
Current service cost	19.0	15.0	4.1	3.6
Interest cost	27.1	23.7	3.5	3.4
Actuarial (gains) losses	(12.3)	80.5	0.9	(0.3)
Benefits paid	(20.6)	(10.7)	(4.7)	(5.2)
Plan amendments	1.3	0.1	0.1	–
Curtailments	(1.4)	–	(2.1)	–
Foreign exchange (gain) loss	40.5	(25.6)	–	0.7

Balance – end of year	582.7	529.1	68.9	67.1

Fair value of plan assets:
Balance – beginning of year	410.6	387.1	–	–
Return on plan assets	30.6	41.6	–	–
Employer contributions	17.7	13.7	3.4	3.9
Employee contributions	1.8	1.8	1.3	1.3
Benefits paid	(20.6)	(10.7)	(4.7)	(5.2)
Foreign exchange gain (loss)	35.0	(22.9)	–	–

Balance – end of year	475.1	410.6	–	–

Funded status of plans – surplus (deficit)	(107.6)	(118.5)	(68.9)	(67.1)
Unamortized net actuarial loss	79.9	96.4	11.1	12.5
Unamortized past service costs	1.6	1.3	(1.9)	(7.9)
Unamortized transitional obligation	(8.5)	(9.5)	8.2	9.2

Accrued benefit asset (liability)	(34.6)	(30.3)	(51.5)	(53.3)

Plan assets consist of:
Fixed income securities	299.6	274.4	–	–
Equity securities	142.9	107.5	–	–
Real estate	27.6	20.4	–	–
Other	5.0	8.3	–	–

	475.1	410.6	–	–

The accumulated benefit obligation for the defined pension plans noted above is $516.3 and $456.2 at December 31, 2006 and December 31, 2005, respectively. Plans with accumulated benefit obligations in excess of the fair value of plan assets have deficits of $52.5 and $45.6 at December 31, 2006 and December 31, 2005, respectively.
Plans with accrued benefit obligations in excess of the fair value of plan assets are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Accrued benefit obligation	(582.7)	(529.1)	(68.9)	(67.1)
Fair value of plan assets	475.1	410.6	–	–

	(107.6)	(118.5)	(68.9)	(67.1)

Elements of expense recognized in the year are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Current service cost, net of employee contributions	17.2	13.2	2.8	2.3
Interest cost	27.1	23.7	3.5	3.4
Actual return on plan assets	(30.6)	(41.6)	–	–
Actuarial losses	(12.3)	80.5	0.9	(0.3)
Plan amendments	1.3	0.1	0.1	–
Curtailments	(1.4)	–	(2.1)	–

Elements of employee future benefits cost before adjustments to recognize the long term nature of these costs	1.3	75.9	5.2	5.4

Adjustments to recognize the long term nature of employee future benefits costs:
Difference between expected return and actual return on plan assets for year	6.3	18.8	–	–
Difference between actuarial (gain) loss recognized for the year and actuarial (gain) loss on accrued benefit obligation for year	15.7	(74.9)	1.4	1.9
Difference between amortization of past service costs for year and actuarial plan amendments for year	(0.3)	0.9	(5.9)	(1.1)
Amortization of the transitional obligation	(0.9)	(1.2)	1.1	1.1

	20.8	(56.4)	(3.4)	1.9

Defined benefit plans expense	22.1	19.5	1.8	7.3

The significant assumptions used are as follows (weighted average):

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Accrued benefit obligation as of December 31:
Discount rate	5.1%	5.1%	5.4%	5.3%
Rate of compensation increase	4.3%	4.4%	4.6%	4.0%
Benefit costs for year ended December 31:
Discount rate	4.9%	5.7%	5.3%	5.9%
Expected long term rate of return on plan assets	5.6%	6.1%	–	–
Rate of compensation increase	4.3%	4.5%	4.0%	4.0%
The total expense recognized for the companies’ defined contribution plans for the year was $21.0 (2005 – $18.5).

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.    Operating Leases
Aggregate future minimum commitments at December 31, 2006 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2007	77.6
2008	64.9
2009	49.9
2010	40.3
2011	33.9
Thereafter	117.9
16.    Earnings per Share
Earnings per share are calculated after providing for dividends on the Series A floating and the Series B fixed cumulative redeemable preferred shares.
The weighted average number of shares for 2006 was 17,762,742 (2005 – 16,448,995; 2004 – 13,827,874).
Diluted earnings per share calculations in 2006 include the impact of converting the convertible debentures into 895,848 common shares. The impact was anti-dilutive in 2005 and 2004.
17.    Acquisitions and Divestitures
Year ended December 31, 2006
On December 14, 2006, the company recorded a pre-tax realized gain of $69.7 on the sale of 10,165,000 common shares of its OdysseyRe subsidiary in an underwritten secondary offering at a price of $34.60 per share, generating net proceeds of $337.6. This transaction reduced the company’s ownership of OdysseyRe from 80.1% to 59.6% at December 31, 2006.
On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National common stock at $50.38 per share for net proceeds of $193.8, resulting in a pre-tax realized gain of $137.3.
On January 5, 2006, Advent, through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.7 (£14.0). On December 12, 2006, Advent raised additional gross proceeds through an underwritten secondary public offering of $18.7 (£9.6) of equity at $0.51 (26 pence) per share with the company purchasing shares at a cost of approximately $4.0 (£2.0). This transaction reduced the company’s ownership of Advent from 46.8% to 44.5% at December 31, 2006.
Subsequent to year end, on February 26, 2007, the company announced that Hub International Limited had entered into an agreement pursuant to which Hub shares would be acquired for $40.00 per share in cash. Pursuant to an agreement entered into in connection with the transaction, it was agreed that the 10.3 million Hub shares held by the company would be voted in favour of the proposed acquisition. Upon completion, the company is expected to realize cash proceeds of approximately $413 and an estimated pre-tax gain on sale of approximately $220. The transaction is subject to Hub shareholder approval, Canadian court approval, other regulatory approvals in the United States and Canada and customary closing conditions. The transaction is expected to be completed during the second quarter of 2007.

Year ended December 31, 2005
On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2006, 276,401 of the Series A preferred shares had been sold at no gain or loss.
On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.
For each of the OdysseyRe transactions described above, the financing raised from unrelated parties has been recorded in non-controlling interests on the balance sheet.
On August 31, 2005, Cunningham Lindsey completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Cunningham Lindsey from 75.0% to 81.0%.
On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax realized gain of $86.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $53.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 10.3% at December 31, 2005.
On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).
On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.
Year ended December 31, 2004
On November 15, 2004, OdysseyRe acquired Overseas Partners U.S. Reinsurance Company, a reinsurance company domiciled in the state of Delaware, for $43.0. The fair value of assets and liabilities acquired was $237.8 and $194.8 respectively, resulting in no goodwill.
Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National at $43 per share, in an underwritten public offering which closed on July 30, 2004, resulting in a pre-tax realized gain after expenses of $62.5 and net proceeds of $127.6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On May 18, 2004, the company recorded a pre-tax realized gain of $40.1 (Cdn$53.5) on the sale of 6.0 million common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from 71.0% to 59.2%.
On March 14, 2004, Cunningham Lindsey completed the sale of its U.S. third party claims administration business for a cash payment by Cunningham Lindsey of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8. This cost has been included in operating expenses.
18.    Segmented Information
The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont (Fairmont transferred to U.S. runoff effective January 1, 2006). The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. Included in the runoff segment is Group Re which, through CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business), writes and retains insurance business written by other Fairfax subsidiaries. The company also provides claims adjusting, appraisal and loss management services.

	Canada			United States			International			Corporate and other			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Revenue
Net premiums earned
Insurance – Canada	950.0	891.0	835.7	61.5	57.4	76.9	14.3	10.8	26.4	–	–	–	1,025.8	959.2	939.0
– U.S.	–	–	–	1,114.0	1,053.1	1,027.6	–	–	–	–	–	–	1,114.0	1,053.1	1,027.6
– Asia	–	–	–	–	–	–	67.3	68.2	57.8	–	–	–	67.3	68.2	57.8
Reinsurance	37.7	50.9	46.2	1,323.2	1,324.6	1,384.0	864.9	900.4	893.0	–	–	–	2,225.8	2,275.9	2,323.2
Runoff and Group Re	235.9	221.4	154.9	171.6	68.7	277.4	10.2	46.0	24.4	–	–	–	417.7	336.1	456.7

	1,223.6	1,163.3	1,036.8	2,670.3	2,503.8	2,765.9	956.7	1,025.4	1,001.6	–	–	–	4,850.6	4,692.5	4,804.3

Interest and dividends													746.5	466.1	375.7
Realized gains													835.3	385.7	313.6
Claims fees													371.3	356.2	336.1

													6,803.7	5,900.5	5,829.7

Allocation of revenue	25.2%	24.8%	21.6%	55.1%	53.3%	57.6%	19.7%	21.9%	20.8%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	122.1	125.9	105.9	(7.3)	(45.3)	9.2	(94.3)	(12.4)	0.4	–	–	–	20.5	68.2	115.5
– U.S.	–	–	–	86.2	(9.1)	(55.0)	–	–	–	–	–	–	86.2	(9.1)	(55.0)
– Asia	–	–	–	–	–	–	14.5	4.8	4.7	–	–	–	14.5	4.8	4.7
Reinsurance	6.6	1.6	3.7	(70.9)	(396.6)	(16.5)	141.3	(2.8)	82.4	–	–	–	77.0	(397.8)	69.6

	128.7	127.5	109.6	8.0	(451.0)	(62.3)	61.5	(10.4)	87.5	–	–	–	198.2	(333.9)	134.8
Interest and dividends	104.5	67.4	61.2	394.3	228.5	217.3	60.2	49.5	22.9	–	–	–	559.0	345.4	301.4

Operating income	233.2	194.9	170.8	402.3	(222.5)	155.0	121.7	39.1	110.4	–	–	–	757.2	11.5	436.2
Realized gains (losses)	115.4	106.4	34.7	603.1	217.8	141.2	54.5	(2.2)	7.3	(89.3)	2.1	(12.1)	683.7	324.1	171.1

	348.6	301.3	205.5	1,005.4	(4.7)	296.2	176.2	36.9	117.7	(89.3)	2.1	(12.1)	1,440.9	335.6	607.3
Runoff and Group Re	23.4	41.5	11.6	(276.4)	(435.2)	(28.2)	(68.8)	(224.7)	(53.4)	–	–	–	(321.8)	(618.4)	(70.0)
Claims adjusting	(11.5)	(18.4)	(16.4)	1.6	(0.7)	(18.4)	12.3	28.4	22.6	–	–	–	2.4	9.3	(12.2)
Interest expense	–	–	–	(70.5)	(62.9)	(58.8)	–	–	–	(125.2)	(121.7)	(104.6)	(195.7)	(184.6)	(163.4)
Corporate and other	(10.0)	(14.6)	(8.3)	(26.9)	(27.5)	(20.8)	(3.4)	(2.4)	(2.8)	(6.9)	36.1	(42.2)	(47.2)	(8.4)	(74.1)

	350.5	309.8	192.4	633.2	(531.0)	170.0	116.3	(161.8)	84.1	(221.4)	(83.5)	(158.9)	878.6	(466.5)	287.6

Identifiable assets
Insurance	3,673.8	3,380.7	2,683.1	6,324.9	6,718.3	6,567.4	548.9	320.9	326.3	–	–	–	10,547.6	10,419.9	9,576.8
Reinsurance	191.8	145.3	169.7	6,736.8	6,593.1	5,399.9	1,711.4	1,321.7	1,457.2	–	–	–	8,640.0	8,060.1	7,026.8
Runoff and Group Re	481.3	463.4	464.9	4,469.3	4,785.8	5,078.8	1,045.6	2,678.2	2,979.5	–	–	–	5,996.2	7,927.4	8,523.2
Claims adjusting	19.4	37.7	43.4	45.6	36.0	33.3	306.4	253.9	282.3	–	–	–	371.4	327.6	359.0
Corporate	–	–	–	–	–	–	–	–	–	1,021.3	807.0	785.4	1,021.3	807.0	785.4

	4,366.3	4,027.1	3,361.1	17,576.6	18,133.2	17,079.4	3,612.3	4,574.7	5,045.3	1,021.3	807.0	785.4	26,576.5	27,542.0	26,271.2

	16.4%	14.6%	12.8%	66.1%	65.9%	65.0%	13.6%	16.6%	19.2%	3.9%	2.9%	3.0%
Amortization	7.2	7.4	11.1	11.4	14.0	16.6	6.3	4.8	13.0	–	–	–	24.9	26.2	40.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is $100.8, $156.5, $3.3 and $298.4, respectively (2005 – $65.7, $105.0, $7.5 and $167.2) (2004 – $60.9, $81.3, $2.9 and $156.3). Included in interest and dividend income for Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are equity earnings (losses) of $6.1, $0.1, ($2.6) and $7.2, respectively (2005 – $1.7, ($16.8), $2.4 and ($12.6) (2004 – $2.5, $1.5, nil and $4.1).
Realized gains for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are $115.1, $271.4, $14.2 and $358.9, respectively (2005 – $104.0, $113.9, $1.0 and $103.2) (2004 – $22.6, $85.5, nil and $75.1).
Interest expense for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is nil, $33.0, nil and $37.5, respectively (2005 – nil, $32.9, nil and $30.0) (2004 – nil, $33.2, nil and $25.6).
Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.
Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

19.	Fair Value
Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2006, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities at holding company	3	227.2	243.4
Portfolio investments	4	16,835.6	17,146.2
Securities sold but not yet purchased	4	783.3	783.3
Long term debt	8	2,115.7	2,146.3
Trust preferred securities of subsidiaries	9	17.9	15.8
Purchase consideration payable	9	179.2	179.2
The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims and reinsurance recoverables are not determinable.
These fair values have not been reflected in the financial statements.

20.	US GAAP Reconciliation
The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings GAAP differences
The effect of the significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are as follows:

(a)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties (including the former Swiss Re corporate insurance cover) protecting Fairfax, Crum & Forster and TIG are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities. The Swiss Re corporate insurance cover was commuted as described in note 6 in July 2006. The loss of $412.6 recorded under Canadian GAAP has been reversed and the related deferred gain of $429.9 at that date under US GAAP was eliminated. The pre-tax US GAAP gain related to the commutation of the Swiss Re corporate insurance cover was $17.3. During 2005, the Canadian GAAP loss on commutation of the Chubb Re treaty was eliminated for $88.7. At December 31, 2006, the deferred gain included in accounts payable and accrued liabilities was $168.0 (2005 – $633.8).

(b)	Other than temporary declines are recorded in earnings. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Under Canadian GAAP, other than temporary declines in the value of investment securities to fair value are recorded in earnings. Under US GAAP, securities are written down to quoted market value when an other than temporary decline occurs. Any differences in the amounts recorded between Canadian and US GAAP are reversed when the related securities are sold.

(c)	Under Canadian GAAP, convertible bond securities and other fixed income securities with embedded derivatives which are held as investments are carried at amortized cost. Under US GAAP, changes in the fair value attributable to the embedded option in a convertible bond or other security is recognized in earnings through realized gains or losses on investments with the host instrument accounting being recorded as described in (i) below.

(d)	Included in other differences are cost basis adjustments of $10.3 recognized in connection with the OdysseyRe secondary offering which would reduce the realized gain on the OdysseyRe secondary offering from $69.7 under Canadian GAAP to $59.4 under US GAAP.

(e)	For defined benefit plans, US GAAP requires that an unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following shows the net earnings in accordance with US GAAP:

	2006	2005	2004
Net earnings (loss), Canadian GAAP	227.5	(446.6)	53.1
Recoveries on retroactive reinsurance (a)	465.8	169.8	(15.1)
Other than temporary declines (b)	7.9	21.7	28.1
Embedded bond investment derivatives (c)	(3.1)	4.9	12.6
Other differences (d)	(6.5)	(2.0)	(14.5)
Tax effect	(37.2)	(61.2)	12.6

Net earnings (loss), US GAAP	654.4	(313.4)	76.8

Unrealized net appreciation (depreciation) of investments	(221.9)	2.4	75.5
Change in currency translation account	31.9	6.4	70.7
Minimum pension liability (e)	(5.2)	(10.9)	1.4

Other comprehensive income (loss)	(195.2)	(2.1)	147.6

Comprehensive income (loss), US GAAP	459.2	(315.5)	224.4

Net earnings (loss) per share, US GAAP	$36.20	$(19.65)	$4.82

Net earnings (loss) per diluted share, US GAAP	$34.73	$(19.65)	$4.82

Consolidated Balance Sheets

(i)	In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. Strategic investments include Hub, ICICI Lombard and Advent which are equity accounted for and Zenith National which was carried at cost. In the U.S., portfolio investments and strategic investments (excluding equity accounted investments) are classified as available for sale and recorded at their fair value based on quoted market prices with unrealized gains and losses, net of taxes, included in other comprehensive income through shareholders’ equity.

(ii)	As described in footnote (6) in note 8, under Canadian GAAP the value of the conversion option of the company’s 5% convertible senior debentures is included in Other paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

(iii)	Foreign exchange losses realized on foreign exchange contracts that hedged the 1999 acquisition funding for TIG were recorded as goodwill for Canadian GAAP. These foreign exchange contracts are not considered a hedge for purposes of US GAAP and as a result, the goodwill recognized under Canadian GAAP has been reclassified as a charge to opening retained earnings for US GAAP.

(iv)	Under US GAAP, FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”), the company recognizes a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. Beginning January 1, 2008, the company will adopt the SFAS 158 requirement to measure the funded status of all benefit plans as of the date of its year-end balance sheet.

The following table summarizes the incremental effect of applying FASB Statement No. 158 on individual line items in the consolidated US GAAP balance sheet:

	Before Application of		After Application of
	Statement 158	Adjustments	Statement 158
Accounts payable and accrued liabilities	1,277.6	72.3	1,349.9
Future income taxes	789.2	22.4	811.6
Total liabilities	22,487.0	72.3	22,559.3
Accumulated other comprehensive income	48.2	(49.9)	(1.7)
Shareholders’ equity	2,794.5	(49.9)	2,744.6
Amounts recognized in accumulated other comprehensive income relating to defined benefit pension and other post retirement benefit plans consist of:

2006
Net actuarial loss	(91.0)
Transitional obligation	0.3
Past service costs	0.3
Reversal of additional minimum pension liability	18.1

Total	(72.3)

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The company expects no material adjustments as a result of adopting FIN 48 on its results of operations and financial position.
In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Instruments an Amendment of SFAS 133 and 140 which allows companies to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The new rules will be adopted prospectively on January 1, 2007 and the company will elect to adopt fair value measurement for all applicable existing and new instruments. The effect of adopting SFAS 155 together with the impact of adopting new Canadian GAAP pronouncements with respect to the fair value option, as described in note 2, is a net of tax adjustment to decrease opening cumulative reduction in net earnings under US GAAP by $11.3 with an offsetting increase in opening accumulated other comprehensive income.
In September 2006, FASB issued SFAS 157 Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. The company plans to adopt SFAS 157 on

FAIRFAX FINANCIAL HOLDINGS LIMITED

January 1, 2008. The company is currently evaluating the effects of SFAS 157 but does not expect its implementation to have a material impact on its consolidated financial position and results of operations.
The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2006	2005
Assets
Marketable securities	243.4	287.1
Portfolio investments
Subsidiary cash and short term investments	4,602.7	3,788.9
Bonds	8,622.6	7,766.5
Preferred stocks	19.6	16.6
Common stocks	2,317.0	2,514.5
Strategic investments	350.6	364.0
Investments (including subsidiary cash and short term investments) pledged for securities sold but not yet purchased	1,018.1	1,009.3

Total portfolio investments	16,930.6	15,459.8
Future income taxes	811.6	1,051.4
Goodwill	268.8	268.3
All other assets	8,521.6	10,922.9

Total assets	26,776.0	27,989.5

Liabilities
Accounts payable and accrued liabilities	1,349.9	1,818.1
Securities sold but not yet purchased	783.3	702.9
Long term debt – holding company borrowings	1,255.7	1,424.7
Long term debt – subsidiary company borrowings	913.1	869.3
All other liabilities	18,257.3	19,852.1

Total liabilities	22,559.3	24,667.1

Mandatorily redeemable shares of TRG	179.2	192.1
Non-controlling interests	1,292.9	749.8

	1,472.1	941.9

Shareholders’ Equity	2,744.6	2,380.5

	26,776.0	27,989.5

The difference in consolidated shareholders’ equity is as follows:

	2006	2005	2004
Shareholders’ equity based on Canadian GAAP	2,856.9	2,644.2	2,801.7
Accumulated other comprehensive income (excluding currency translation account)	(1.7)	275.3	283.8
Reduction of other paid in capital	(57.9)	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(52.7)	(479.6)	(612.8)

Shareholders’ equity based on US GAAP	2,744.6	2,380.5	2,413.3

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of financial statements. A new Canadian GAAP standard will require this presentation to be adopted in 2007 (see Future accounting changes in note 2). Other comprehensive income includes (besides the currency translation account, which is disclosed under Canadian GAAP) unrealized gains and losses on investments and other items, as follows:

	2006	2005	2004
Unrealized gain on investments available for sale	99.1	447.0	436.5
Minimum pension liability	(18.1)	(17.6)	(2.0)
Adjustment to initially apply FASB Statement No. 158	(72.3)	–	–
Related deferred income taxes	(10.4)	(154.1)	(150.7)

	(1.7)	275.3	283.8

Disclosure of Interest and Income Taxes Paid
The aggregate amount of interest paid for the years ended December 31, 2006, 2005 and 2004 was $214.6, $198.4 and $175.1, respectively. The aggregate amount of income taxes paid for the years ended December 31, 2006, 2005 and 2004 was $117.6, $102.4 and $132.6, respectively.
Statement of Cash Flows
There are no significant differences on the statement of cash flows under US GAAP as compared to Canadian GAAP.
21.    Comparative Figures
Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.